Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

The following communication was made available to the preferred shareholders of PartnerRe on June 1, 2015:

Preferred Shareholder FAQ

1. What is the status of the planned merger with AXIS Capital that you announced in January?

After carefully evaluating the alternatives, the PartnerRe Board has reaffirmed its recommendation of the AXIS transaction and on May 22, 2015 we announced our intent to proceed to a shareholder vote to approve the merger with AXIS Capital.

We are now asking our shareholders to vote in favor of the AXIS merger and help to create one of the world’s preeminent specialty insurance and reinsurance companies, with gross premiums written in excess of $10 billion, total capital of more than $14 billion, and cash and invested assets of more than $31 billion.

2. I read that EXOR S.p.A made an unsolicited offer to acquire PartnerRe. What is the Company’s view on this offer?

We have made it very clear that EXOR’s proposed price and terms are unacceptable to us and are not in the best interests of our shareholders – including our Preferred Shareholders.

3. What does the merger with AXIS Capital mean for me as a Preferred Shareholder?

It is important that you, as a Preferred Shareholder, understand the superior protection afforded your investment by the AXIS transaction we are pursuing.

PartnerRe and AXIS currently have A- Long-Term Ratings from S&P, both with “Stable Outlooks.” In addition, both PartnerRe and AXIS are currently rated A+ by AM Best and S&P with respect to each Company’s financial strength. These strong ratings from leading global investor rating services result in a rating for your preferred securities of BBB, reflecting the meaningful security of your dividends and the value of your investment.

Based on our analysis and initial feedback from the rating agencies after their review of our capital plans, we are confident that these ratings would remain at their current strong levels upon closing of the agreed transaction with AXIS and into the future. Importantly,

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in the case of the AXIS merger the current BBB rating on your preferred securities is unlikely to change.

In addition, your investment in the capital structure of the new merged Company will be supported by a stronger combined balance sheet, an increased equity base, and your dividend stream will be supported by the greater earnings of the merged Company.

4. What would an acquisition by EXOR mean for me as a PartnerRe Preferred Shareholders?

While we believe EXOR’s offer for PartnerRe is inferior for all of our shareholders, it is particularly disadvantageous to our Preferred Shareholders.

First, as a Preferred Shareholder, your shares would not be acquired by EXOR and you would not benefit from the EXOR’s cash offer for PartnerRe’s common shares of $137.50.

Second, you would likely be exposed to a lower credit rating, and PartnerRe would become a subsidiary of a highly leveraged group as a result of the transaction financing that EXOR needs to incur. In essence a vote in favor of the AXIS merger is the best way to protect your investment.

5. Would an acquisition by EXOR put my dividend at risk?

Given EXOR’s lower Long-Term Ratings from S&P (BBB+ with a “Negative Outlook”) compared to that of PartnerRe and AXIS, and the meaningful additional debt contemplated in EXOR’s proposed transaction financing, we believe there is considerable risk that the rating of your preferred shares would be downgraded under EXOR’s proposed transaction.

Also importantly, EXOR’s proposed transaction would include up to $4.75bn of acquisition financing, which would impose significant debt servicing requirements. In contrast, the merger with AXIS would not result in a noticeable change to PartnerRe’s current capital structure and leverage. Voting in favor of the AXIS merger is the best way to protect your investment.

5. What steps should I take to protect my investment in PartnerRe’s Preferred Shares?

The merger of PartnerRe and AXIS will create a stronger, more stable and diversified company and will protect your investment. We strongly recommend that you vote in favor of this transaction prior to our upcoming Special General Meeting of Shareholders on July 24, 2015.

You will receive a proxy voting card in the mail.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,”

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“strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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